

Mail Stop 4720

June 22, 2017

Alejandra Naughton
Chief Financial Officer
Grupo Supervielle S.A.
Bartolomé Mitre 434, 5th Floor
C1036AAH Buenos Aires
Republic of Argentina

> **Re: Grupo Supervielle S.A.**
> **Registration Statement on Form F-3**
> **Filed June 15, 2017**
> **File No.333-218778**

Dear Ms. Alejandra Naughton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Emilio Minvielle, Esq.